PROSPECTUS SUPPLEMENT
(To Prospectus dated November 28, 2006)

5,700,000 Class A Common Shares of Beneficial Interest

This prospectus supplement relates to the offer and sale of 5,700,000 common shares of beneficial interest to Real Estate Investment Group, L.P., or REIG, a Bermuda limited partnership controlled by IRSA Inversiones y Representaciones Sociedad Anónima, or IRSA.  The shares offered by this prospectus supplement will be offered and sold to REIG in a privately negotiated transaction at a purchase price of $2.50 per share.  We estimate that the net proceeds to us from the sale of these common shares will be approximately $13.7 million, after deducting estimated offering expenses payable by us.

Our common shares are listed on the New York Stock Exchange under the symbol “HT.” The last reported sale price of our common shares on the New York Stock Exchange on August 3, 2009 was $2.69 per share.

In connection with this offering, our board of trustees will exempt REIG from the 9.9% ownership limit in our Declaration of Trust, subject to certain limitations described in this prospectus supplement.

We expect to deliver the common shares to REIG on or about August 4, 2009.

Investing in our common shares involves certain risks.  For a discussion of material risks that you should consider before investing, see “Risk Factors” beginning on page S-1 of this prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 4, 2009.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We have not authorized anyone to provide you with information that is different from or additional to that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.  We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted.  You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement.  Our business, financial condition, results of operations and prospects may have changed since that date.

References to “our company,” “we,” and “our” in this prospectus supplement and the accompanying prospectus mean Hersha Hospitality Trust, including, unless the context otherwise requires (including the discussion of the federal income tax treatment of Hersha Hospitality Trust and its shareholders), our operating partnership and other direct and indirect subsidiaries.  Our “operating partnership” refers to Hersha Hospitality Limited Partnership, a Virginia limited partnership. “HHMLP” refers to Hersha Hospitality Management, L.P., a Pennsylvania limited partnership, and its subsidiaries, which are the entities that manage most of our wholly owned hotels and some of the hotels owned by our joint ventures.

Prospectus Supplement

Prospectus
About this Prospectus	1
Cautionary Statement Concerning Forward-Looking Statements	1
Certain Definitions	1
The Company	3
Rick Factors	4
Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Share Dividends	16
Use of Proceeds	16
Description of Shares of Beneficial Interest	17
Legal Ownership of Securities	24
Certain Provisions of Maryland Law and of Our Declaration of Trust and Bylaws	27
Partnership Agreement	30
Federal Income Tax Consequences of Our Status as a REIT	35
Plan of Distribution	54
Legal Matters	55
Experts	55
How to Obtain More Information	56
Incorporation of Information Filed with the SEC	57

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts.  The first part is this prospectus supplement, which describes the specific terms of the offering and certain other matters relating to us and also adds to or updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus.  The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering.  Any statement herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in any subsequently filed document, which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement.  Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

All brand names, trademarks and service marks appearing or incorporated by reference in this prospectus supplement and the accompanying prospectus are the property of their respective owners.  This prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein) contain registered trademarks owned or licensed to companies other than us, including, but not limited, to Marriott®, Courtyard by Marriott®, Residence Inn®, Springhill Suites®, Fairfield Inn®, Towneplace by Marriott®, Homewood Suites®, Hilton®, Hilton Garden Inn®, Hampton Inn®, Hyatt Summerfield Suites®, Four Points by Sheraton®, Holiday Inn®, Holiday Inn Express®, Hawthorne Suites®, Comfort Inn®, Mainstay Suites® and Sleep Inn®, none of which, in any way, are participating in or endorsing this offering and shall not in any way be deemed an issuer or underwriter of the securities issued pursuant to this prospectus supplement and the accompanying prospectus, and shall not have any liability or responsibility for any financial statements or other financial information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the information incorporated by reference, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act.  These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond our control, that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue” or the negative of these terms or other comparable terminology.  These forward-looking statements are only predictions.  Actual events or results may differ materially.  Important factors that could cause actual results to differ materially from those in our forward-looking statements include, but are not limited to, the factors discussed in the section entitled “Risk Factors” beginning on page S-1 of this prospectus supplement and on page 10 in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, and in our periodic reports and other information we file from time to time with the SEC, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

S-ii

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements, or other information we file with the SEC at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.  Our public filings are also available at the SEC’s website at www.sec.gov and at our website at www.hersha.com.  The information found on or otherwise accessible through our website is not incorporated into and does not form a part of this prospectus supplement or the accompanying prospectus.  You may also inspect copies of these materials and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information filed with the SEC will update and supersede this information.  We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the completion of this offering:

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•
the information specifically incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2008, from our definitive proxy statement on Schedule 14A, filed with the SEC on April 15, 2009;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2009; and

•	our current reports on Form 8-K filed with the SEC on January 7, 2009, May 29, 2009 (excluding the information furnished under Item 7.01) and June 12, 2009.

You may request a copy of these filings (other than exhibits and schedules to such filings, unless such exhibits or schedules are specifically incorporated by reference into this prospectus supplement or the accompanying prospectus), at no cost, by writing or calling us at the following address:

Hersha Hospitality Trust
510 Walnut Street, 9th Floor
Philadelphia, Pennsylvania 19106
Phone:  (215) 238-1046

S-iii

RISK FACTORS

Investing in our common shares involves certain risks.  Before buying any of the common shares offered by this prospectus supplement and the accompanying prospectus, you should carefully consider, among other factors, the risks described below, the risks and other factors contained in “Item 1A. Risk Factors” and “Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2008, and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (or similar captions) in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, which reports are incorporated herein by reference.

In the future, you should also carefully consider the disclosures relating to the risks of an investment in our common shares contained in the reports or documents we subsequently file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, which reports and documents will be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus upon their filing.  For more information, see the section entitled, “Where You Can Find More Information” in this prospectus supplement.

We may change our distribution policy for our common shares in the future.

On May 4, 2009, our board of trustees declared a quarterly distribution for the quarter ending June 30, 2009, of $0.50 per Series A preferred share for the second quarter ending June 30, 2009 payable on July 15, 2009 to preferred shareholders of record as of July 1, 2009.  Our board of trustees also declared a quarterly distribution for the quarter ending June 30, 2009, of $0.05 per common share and per unit of limited partnership of our operating partnership payable on July 15, 2009 to common shareholders and unit holders of record as of June 30, 2009.  We may reduce our quarterly distributions in the future.

The decision to declare and pay distributions on our common shares in the future, as well as the timing, amount and composition of any such future distributions, will be at the sole discretion of our board of trustees and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements, contractual prohibitions or other limitations under our indebtedness and preferred shares, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, or the Code, state law and such other factors as our board of trustees deems relevant.  Any change in our distribution policy could have a material adverse effect on the market price of our common shares.

The market price of our common shares could be volatile and could decline, resulting in a substantial or complete loss of our common shareholders’ investment.

The stock markets, including the New York Stock Exchange, which is the exchange on which we list our common shares, have experienced significant price and volume fluctuations.  As a result, the market price of our common shares could be similarly volatile, and investors in our common shares may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects.  The price of our common shares could be subject to wide fluctuations in response to a number of factors, including:

•	our operating performance and the performance of other similar companies;

•	actual or anticipated differences in our operating results;

•	changes in our revenues or earnings estimates or recommendations by securities analysts;

•	publication of research reports about us or our industry by securities analysts;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	speculation in the press or investment community;

•	actions by institutional shareholders;

•	changes in accounting principles;

•	terrorist acts; and

•	general market conditions, including factors unrelated to our performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price.  This type of litigation could result in substantial costs and divert our management’s attention and resources.

Future sales of our common shares or securities convertible or exchangeable for our commons shares could depress the market price of our common shares.

We cannot predict whether future issuance of our common shares or securities convertible or exchangeable for our commons shares or the availability of these securities for resale in the open market will decrease the market price of our common shares.  Sales of a substantial number of our common shares in the public market, including upon the redemption of operating partnership units, or the perception that such sales might occur, may cause the market price of our common shares to decline.

The redemption of operating partnership units for common shares, the exercise of any options or the vesting of any restricted stock granted to trustees, executive officers and other employees, the issuance of our common shares or operating partnership units in connection with property, portfolio or business acquisitions and other issuances of our common shares or securities convertible or exchangeable for our common shares could have an adverse effect on the market price of our common shares.  The existence of these securities also could adversely affect the terms upon which we obtain additional capital through the sale of equity securities.  In addition, future sales or issuances of our common shares may be dilutive to existing shareholders.

RECENT DEVELOPMENTS

On July 14, 2009, we closed on the sale of a Mainstay Suites and a Comfort Inn, both located in Frederick, Maryland.  The properties have a combined total of 145 rooms and were sold for gross proceeds of approximately $10.3 million.

On July 23, 2009, we closed on the sale of the 180-room Four Points hotel located in Revere, Massachusetts, in which we sold our 55% interest for net proceeds of approximately $2.5 million.

On July 27, 2009, we refinanced two land parcels currently owned by us and leased to developers.  One parcel is located on Eighth Avenue in New York, New York, and another parcel is located on Nevins Street in Brooklyn, New York.  Outstanding indebtedness on the Eighth Avenue parcel was reduced from $13.25 million to $12.0 million and outstanding indebtedness on the Nevins Street parcel was reduced from $6.5 million to $6.0 million.  We extended the maturity of both of the corresponding loans to the developers until July 2011 and decreased the interest rate floor on those loans to 6.875%.

On July 29, 2009, we placed a new $6.0 million mortgage loan on the Holiday Inn Express located in Hershey, Pennsylvania and a new $7.35 million mortgage loan on the Fairfield Inn located in Laurel, Maryland.  The loan terms on both new loans expire in August 2014.  Both of these hotels were previously pledged as collateral for our $135.0 million revolving line of credit arranged by T.D. Bank, NA, and net loan proceeds of approximately $13.0 million were utilized to pay down this credit facility to provide additional borrowing capacity.

On July 30, 2009, we sold the 88-room Hilton Garden Inn located in Gettysburg, Pennsylvania for $7.75 million and expect to receive net proceeds of approximately $1.75 million after debt extinguishment and closing costs.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common shares offered pursuant to this prospectus supplement will be approximately $13.7 million, after deducting estimated offering expenses payable by us.

As required by the partnership agreement of our operating partnership, we will contribute all of the net proceeds to our operating partnership in exchange for additional partnership interests.  Our operating partnership intends to use all of the net proceeds of this offering to repay indebtedness outstanding under our $135.0 million revolving credit facility arranged by T.D. Bank, NA, a substantial portion of which was drawn to fund hotel acquisitions and development loans.

As of June 30, 2009, the outstanding balance on our revolving line of credit was approximately $113.5 million.  The outstanding balance accrues interest at an annual rate equal to either the Wall Street Journal prime rate of interest or LIBOR available for the periods of one, two, three or six months plus 2.50%, at our discretion, and must be repaid on or prior to December 31, 2011.  We anticipate drawing down our revolving line of credit from time to time for future acquisitions, to fund future development loans and for general corporate purposes.

DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

The following updates and supersedes certain information about our common shares included in the accompanying prospectus.  For a summary of other material terms and provisions of our common shares, see “Description of Shares of Beneficial Interest” on page 17 of the accompanying prospectus.

Our Declaration of Trust provides that we may issue up to 150,000,000 Class A common shares of beneficial interest, $0.01 par value per share, up to 1,000,000 Class B common shares of beneficial interest, $0.01 par value per share, and up to 29,000,000 preferred shares of beneficial interest, $0.01 par value per share.  As permitted by the Maryland REIT law, our Declaration of Trust contains a provision permitting our board of trustees, without any action by our shareholders, to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that we have authority to issue.

In connection with this offering, our board of trustees will exempt REIG from the 9.9% limit on the ownership of our outstanding common shares in our Declaration of Trust provided that REIG does not beneficially or constructively own (each as defined in our Declaration of Trust) more than 24% of our outstanding common shares and that as a result of such exemption, no individual (as defined in the Code to include certain entities) will beneficially or constructively own more than 9.9% of our outstanding common shares.  In connection with this exemption, our board of trustees will obtain certain representations from REIG.  In addition, our board of trustees will obtain an opinion from Hunton & Williams LLP to the effect that, among other things, as a result of granting REIG the exemption from the ownership limit, we will not fail to continue to quality as a REIT.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain additional federal income tax considerations with respect to the ownership of our common shares.  For additional information, see “Federal Income Tax Consequences of Our Status as a REIT,” beginning on page 32 of the accompanying prospectus.

Taxation of Our Company

We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1999.  We believe that we have been organized and operated in a manner qualifying us as a REIT since our election and intend to continue to be so organized and operated.  In connection with this offering, Hunton & Williams LLP is issuing an opinion that we qualified to be taxed as a REIT for our taxable years ended December 31, 1999 through December 31, 2008, and our organization and current and proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2009 and in the future.  You should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the future conduct of our business, is not binding upon the Internal Revenue Service or any court, and speaks as of the date issued.  In addition, Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change, possibly on a retroactive basis.  Moreover, our continued qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws.  Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute.  While Hunton &Williams LLP has reviewed those matters in connection with the foregoing opinion, Hunton & Williams LLP will not review our compliance with those tests on a continuing basis.  Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements.  For a discussion of the tax consequences of our failure to qualify as a REIT, see “Federal Income Tax Consequences of Our Status as a REIT—Failure to Qualify” in the accompanying prospectus.

Income Tests

We lease substantially all of our hotels pursuant to percentage leases which provide that the lessees are obligated to pay (1) the greater of a minimum base rent or percentage rent and (2) “additional charges” or other expenses, as defined in the leases.  We lease one hotel to a third party operator/lessee pursuant to a lease providing for fixed rental payments.  Additionally, we lease one hotel to a joint venture in which we own our interest through a TRS pursuant to a lease providing for rent based on the payments under related financing, which are set at fixed rates, and are not based in whole or in part on the income or profits of any person.  We believe that the percentage leases and other leases will be treated as true leases for federal income tax purposes and thus will produce “rents from real property” for purposes of the REIT gross income tests.  See “Federal Income Tax Consequences of Our Status as a REIT—Income Tests” in the accompanying prospectus.

Recent Legislation

On July 30, 2008, the President signed into law the Housing and Economic Recovery Act of 2008 (the “Act”).  The Act amended certain of the federal income tax laws applicable to REITs.  Below is a summary of the Act’s impact on our qualification and taxation as a REIT.

Taxable Subsidiaries

As noted in the accompanying prospectus under “Federal Income Tax Consequences of Our Status as a REIT—Taxable REIT Subsidiaries,” because a parent REIT does not include the assets and income of a TRS in determining the parent REIT’s compliance with the REIT requirements, a TRS may earn income that would not be qualifying income if earned directly by the parent REIT.  However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a hotel if such rights are held by the TRS as a franchisee, licensee, or in a similar capacity and such hotel is either owned by the TRS or leased to the TRS by its parent REIT.  The Act provides that, with respect to taxable years beginning after July 30, 2008, a TRS may provide rights to a brand name under which a health care facility is operated, if such rights are provided to an “eligible independent contractor” to operate or manage the health care facility and such health care facility is either owned by the TRS or leased to the TRS by its parent REIT.  The Act also provides that, for purposes of the above rules, a TRS will not be considered to operate or manage a qualified health care property or a qualified lodging facility solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.  Further, the Act provides that a TRS will not be considered to operate or manage a qualified health care property or qualified lodging facility located outside of the United States, as long as an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract.

Income Tests

The Act also changes the treatment of certain items of income received by a REIT, as described generally in “Federal Income Tax Consequences of Our Status as a REIT—Income Tests” in the accompanying prospectus.  The Act provides that certain foreign currency gains recognized after June 30, 2008 will be excluded from gross income for purposes of one or both of the REIT gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests.  Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or on interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test.  Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test.  The exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities.  Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

In order for rental payments to qualify as “rents from real property,” a REIT must not own, actually or constructively, 10% or more of the stock of any tenant (in the case of a tenant that is a corporation) or the assets or net profits of any tenant (in the case of a tenant that is not a corporation), referred to as a related-party tenant.  Under a pair of exceptions from the related-party tenant rule for TRSs, rent that a REIT receives from a TRS will qualify as “rents from real property,” (i) so long as (a) at least 90% of the leased space in the property in question is leased to persons other than TRSs and related-party tenants, (b) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, and (c) the amount paid is not attributable to increased rent as a result of a modification of a lease with a TRS in which the REIT owns, directly or indirectly, more than 50% of the voting power or value of the stock, or (ii) if the REIT leases a “qualified lodging facility” to a TRS and such facility is operated by an “eligible independent contractor.” The Act provides that, for taxable years beginning after July 30, 2008, rental payments from a TRS will also qualify as “rents from real property” if the REIT leases a qualified health care property to a TRS and such property is operated by an “eligible independent contractor.”

Finally, the Act provides that the Secretary of the Treasury may determine that any item of income or gain not otherwise qualifying for purposes of the 75% and 95% gross income tests may be considered as not constituting gross income or considered as qualifying income for purposes of such tests.

Asset Tests

Pursuant to the Act, for our taxable years beginning on or after January 1, 2009, the percentage of our assets that may consist of stock or securities of one or more TRSs has increased from 20% to 25%.  See “Federal Income Tax Consequences of Our Status as a REIT—Asset Tests” in the accompanying prospectus for a discussion of the asset tests generally.  The Act provides also that, for taxable years beginning after July 30, 2008, for purposes of the 75% asset test, cash includes any foreign currency used by the REIT or its qualified business unit (as defined in section 985(b) of the Code), provided that the foreign currency (a) is held by the REIT or its qualified business unit in the normal course of activities which give rise to qualifying income under the 75% or 95% gross income tests or which are related to acquiring or holding assets described in section 856(c)(4) of the Code and (b) is not held in connection with dealing, or engaging in substantial and regular trading, in securities.

Prohibited Transactions

The Act provides for several changes to the safe harbor from characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax, applicable for sales occurring subsequent to July 30, 2008.  See “Federal Income Tax Consequences of Our Status as a REIT—Income Tests—Prohibited Transactions” for a discussion of the 100% prohibited transaction tax generally.  The Act (a) reduces the required holding period under the safe harbor from four years to two years, (b) reduces from four years to two years the period for measuring whether aggregate expenditures included in the property’s basis exceed 30% of the property’s net sales price, and (c) provides that a REIT may qualify for the safe harbor if the aggregate sales by the REIT during a taxable year did not exceed 10% of the aggregate fair market value of the REIT’s assets.

In addition, the Act provides that net income from prohibited transactions includes certain foreign currency gains recognized after July 30, 2008.

Foreclosure Property

The Act provides that income from foreclosure property (as described in “Federal Income Tax Consequences of Our Status as a REIT—Income Tests—Foreclosure Property” in the accompanying prospectus) includes certain foreign currency gains and related deductions recognized after July 30, 2008.

Hedging Transactions

Income and gain from “hedging transactions” that are clearly and timely identified as such are excluded from both the numerator and the denominator for purposes of the 95% gross income test.  See “Federal Income Tax Consequences of Our Status as a REIT—Income Tests—Hedging Transactions” in the accompanying prospectus.  Pursuant to the Act, income and gain from transactions we enter into after July 30, 2008, which we clearly and timely identify as “hedging transactions” will also be excluded from both the numerator and the denominator for purposes of the 75% gross income test.  The Act also provides that income and gain from certain transactions entered into to manage the risk of currency fluctuations will be disregarded for purposes of both the 75% and 95% gross income tests.  Consequently, for purposes of the discussions herein and in the accompanying prospectus under “Federal Income Tax Consequences of Our Status as a REIT—Income Tests—Hedging Transactions,” a “hedging transaction” means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) for transactions entered into after July 30, 2008, any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain).

Taxation of Taxable U.S. Shareholders

As used herein, the term “U.S. shareholder” means a holder of our common shares that for federal income tax purposes is:

•	a citizen or resident of the United States;

•
a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to federal income taxation regardless of its source; or

•
any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our common shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  If you are a partner in a partnership holding our common shares, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common shares by the partnership.

Taxation of U.S. Shareholders on Distributions on Our Common Shares

As long as we qualify as a REIT, a taxable U.S. shareholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain.  For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to our preferred share dividends and then to our common share dividends.

Dividends paid to corporate U.S. shareholders will not qualify for the dividends received deduction generally available to corporations.  In addition, dividends paid to a U.S. shareholder generally will not qualify for the 15% tax rate for “qualified dividend income.” Legislation enacted in 2003 and 2006 reduced the maximum tax rate for qualified dividend income to 15% for tax years 2003 through 2010.  Without future congressional action, the maximum tax rate on qualified dividend income will be 39.6% in 2011.  Qualified dividend income generally includes dividends paid to U.S. shareholders taxed at individual rates by domestic C corporations and certain qualified foreign corporations.  Because we are not generally subject to federal income tax on the portion of our net taxable income distributed to our shareholders (see “Federal Income Tax Consequences of Our Status as a REIT—Taxation of Our Company” in the accompanying prospectus), our dividends generally will not be eligible for the 15% rate on qualified dividend income.  As a result, our ordinary dividends will be taxed at the higher tax rate applicable to ordinary income, which currently is a maximum rate of 35%.  However, the 15% tax rate for qualified dividend income will apply to our ordinary dividends to the extent attributable (i) to dividends received by us from non-REIT corporations, such as a TRS, and (ii) to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our net taxable income).  In general, to qualify for the reduced tax rate on qualified dividend income, a shareholder must hold our common shares for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common shares become ex-dividend.  We may pay taxable dividends of our shares or debt securities.  In the case of such a taxable distribution of our shares or debt securities, shareholders would be required to include the dividend as income and would be required to satisfy the liability associated with the distribution with cash from other sources including sales of our shares or debt securities.

A U.S. shareholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. shareholder has held our common shares.  We generally will designate our capital gain dividends as either 15% or 25% rate distributions.  See “—Capital Gains and Losses.” A corporate U.S. shareholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year.  In that case, to the extent that we designate such amount in a timely notice to such shareholder, a U.S. shareholder would be taxed on its proportionate share of our undistributed long-term capital gain.  The U.S. shareholder would receive a credit for its proportionate share of the tax we paid.  The U.S. shareholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits, such distribution will not be taxable to a U.S. shareholder to the extent that it does not exceed the adjusted tax basis of the U.S. shareholder’s common shares.  Instead, such distribution will reduce the adjusted tax basis of such shares.  To the extent that we make a distribution in excess of both our current and accumulated earnings and profits and the U.S. shareholder’s adjusted tax basis in its common shares, such shareholder will recognize long-term capital gain, or short-term capital gain if the common shares have been held for one year or less, assuming the common shares are capital assets in the hands of the U.S. shareholder.  In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. shareholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. shareholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Shareholders may not include in their individual income tax returns any of our net operating losses or capital losses.  Instead, we would carry over such losses for potential offset against our future income.  Taxable distributions from us and gain from the disposition of our common shares will not be treated as passive activity income, and therefore, shareholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the shareholder is a limited partner, to offset the income they derive from our common shares.  In addition, taxable distributions from us and gain from the disposition of our common shares generally may be treated as investment income for purposes of the investment interest limitations (although any capital gains so treated will not qualify for the lower 15% tax rate applicable to capital gains of most domestic non-corporate investors).  We will notify shareholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

Taxation of U.S. Shareholders on the Disposition of Common Shares

In general, a U.S. shareholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common shares as long-term capital gain or loss if the U.S. shareholder has held the common shares for more than one year and otherwise as short-term capital gain or loss.  However, a U.S. shareholder must treat any loss upon a sale or exchange of common shares held by such shareholder for six months or less as a long-term capital loss to the extent of any actual or deemed distributions from us that such U.S. shareholder previously has characterized as long-term capital gain.  All or a portion of any loss that a U.S. shareholder realizes upon a taxable disposition of common shares may be disallowed if the U.S. shareholder purchases other common shares within 30 days before or after the disposition.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss.  The highest marginal individual income tax rate is 35%.  However, the maximum tax rate on long-term capital gain applicable to most U.S. shareholders taxed at individual rates is 15% (through 2010).  The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25% computed on the lesser of the total amount of the gain or the accumulated Section 1250 depreciation.  With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate shareholders at a 15% or 25% rate.  Thus, the tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant.  In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses.  A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000.  A non-corporate taxpayer may carry forward unused capital losses indefinitely.  A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates.  A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts and annuities, generally are exempt from federal income taxation.  However, they are subject to taxation on their unrelated business taxable income.  While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a published ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income, provided that the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust.  Based on that ruling, amounts that we distribute to tax-exempt shareholders generally should not constitute unrelated business taxable income.  However, if a tax-exempt shareholder were to finance its acquisition of our common shares with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules.  Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income.  Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares of beneficial interest is required to treat a percentage of the dividends that it receives from us as unrelated business taxable income.  Such percentage is equal to the gross income that we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends.  That rule applies to a pension trust holding more than 10% of our shares of beneficial interest only if:

•	the percentage of our dividends that the tax-exempt trust would be required to treat as unrelated business taxable income is at least 5%;

•
we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of beneficial interest be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares of beneficial interest in proportion to their actuarial interests in the pension trust (see “Federal Income Tax Consequences of Our Status as a REIT—Requirements for Qualification” in the accompanying prospectus); and

•
either (1) one pension trust owns more than 25% of the value of our shares of beneficial interest or (2) a group of pension trusts individually holding more than 10% of the value of our shares of beneficial interest collectively owns more than 50% of the value of our shares.

Taxation of Non-U.S. Shareholders

The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, “non-U.S. shareholders”) are complex.  This section is only a summary of such rules.  We urge non-U.S. Shareholders to consult their tax advisors to determine the impact of federal, state, local and foreign income tax laws on ownership of our common shares, including any reporting requirements.

A non-U.S. shareholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits.  A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax.  In the case of a taxable dividend of our shares or debt securities with respect to which any withholding tax is imposed on a non-U.S. shareholder, we may have to withhold or dispose of a part of the shares or debt securities otherwise distributable in such dividend and use the withheld shares, debt securities or proceeds of such disposition to satisfy the withholding tax imposed.  If a distribution is treated as effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such distribution, and a non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax with respect to the distribution.  We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. shareholder unless either:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. shareholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common shares.  Instead, the excess portion of such distribution will reduce the adjusted basis of such shares.  A non-U.S. shareholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common shares, if the non-U.S. shareholder otherwise would be subject to tax on gain from the sale or disposition of its common shares, as described below.  Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend.  However, a non-U.S. shareholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits.  Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-U.S. shareholder will incur tax on distributions that are attributable to gain from our sale or exchange of a “United States real property interest” under the Foreign Investment in Real Property Act of 1980 (“FIRPTA”).  The term “United States real property interest” includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property.  Under those rules, a non-U.S. shareholder is taxed on distributions attributable to gain from sales of United States real property interests as if such gain were effectively connected with a U.S. business of the non-U.S. shareholder.  A non-U.S. shareholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. shareholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual.  A non-U.S. corporate shareholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.  We must withhold 35% of any distribution that we could designate as a capital gain dividend.  A non-U.S. shareholder may receive a credit against its tax liability for the amount we withhold.

Capital gain distributions to the holders of common shares that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as (1) our common shares continue to treated as being “regularly traded” on an established securities market in the United States and (2) the non-U.S. shareholder did not own more than 5% of our common shares at any time during the one-year period prior to the distribution.  As a result, non-U.S. shareholders owning 5% or less of our common shares generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends.  If our common shares cease to be regularly traded on an established securities market in the United States or the non-U.S. shareholder owned more than 5% of our common shares at any time during the one-year period prior to the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph.  Moreover, if a non-U.S. shareholder disposes of our common shares during the 30-day period preceding a dividend payment, and such non-U.S. shareholder (or a person related to such non-U.S. shareholder) acquires or enters into a contract or option to acquire our common shares within 61 days of the 1st day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a United States real property interest capital gain to such non-U.S. shareholder, then such non-U.S. shareholder shall be treated as having United States real property interest capital gain in an amount that, but for the disposition, would have been treated as United States real property interest capital gain.

A non-U.S. shareholder generally will not incur tax under FIRPTA with respect to gain realized upon a disposition of our common shares as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares of beneficial interest.  We cannot assure you that that test will be met.  However, a non-U.S. shareholder that owned, actually or constructively, 5% or less of our common shares at all times during a specified testing period will not incur tax under FIRPTA if the common shares are “regularly traded” on an established securities market.  Because our common shares are regularly traded on an established securities market, a non-U.S. shareholder will not incur tax under FIRPTA with respect to any such gain unless it owns, actually or constructively, more than 5% of our common shares.  If the gain on the sale of the common shares were taxed under FIRPTA, a non-U.S. shareholder would be taxed in the same manner as U.S. shareholders with respect to such gain, subject to applicable alternative minimum tax or, a special alternative minimum tax in the case of nonresident alien individuals.  Dispositions subject to FIRPTA may also be subject to a 30% branch profits tax when received by a non-U.S. shareholder that is a corporation.  Furthermore, a non-U.S. shareholder will incur tax on gain not subject to FIRPTA if (1) the gain is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. shareholder will incur a 30% tax on his capital gains.

Information Reporting Requirements and Backup Withholding

We will report to our shareholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any.  Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 28% with respect to distributions unless such holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A shareholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service.  Any amount paid as backup withholding will be creditable against the shareholder’s income tax liability.

PLAN OF DISTRIBUTION

We are selling the common shares offered by this prospectus supplement directly to REIG, which is controlled by IRSA, in a privately negotiated transaction in which no party is acting as an underwriter.  Subject to the terms of a purchase agreement dated the date of this prospectus supplement, REIG has agreed to purchase and we have agreed to sell to REIG 5,700,000 common shares at a purchase price of $2.50 per share.  We determined the per share offering price through negotiations with IRSA.  We expect to deliver the common shares to REIG on or about August 4, 2009.

In exchange for introducing us to IRSA for the purpose of discussing a potential initial investment in our company, we agreed to pay Friend Development Group, LLC or its designee a finder’s fee in the amount of 3.0% of the gross proceeds from the initial investment, if any, made by IRSA or any of its affiliates in our company.  We will pay Friend Development Group, LLC or its designee $427,500 for the introduction of IRSA to us.  As part of the finder’s fee, we also agreed to pay Friend Development Group, LLC or its designee 3.0% of any gross proceeds we receive upon the exercise of REIG’s option discussed below.  James H. Friend, the President and Chief Executive Officer of Friend Development Group, LLC, owns less than 5% of REIG.

No other discounts, commissions, concessions or other compensation has been paid or will be paid to any underwriter, broker, dealer or agent in connection with this offering.  We estimate that the expenses directly related to this offering payable by us will be approximately $575,000, including the finder’s fee discussed above.

In connection with this offering, we will enter into a registration rights agreement with REIG and IRSA pursuant to which we will agree to use commercially reasonable efforts to prepare and file a shelf registration statement not later than December 1, 2009 to register the resale of the shares sold to REIG pursuant to this prospectus supplement and to cause the shelf registration statement to be declared effective by the SEC as soon as reasonably practicable after filing.  In addition, we will grant REIG the right to participate as a selling shareholder, subject to certain limitations, in future underwritten public offerings of our common shares.

In addition, we will enter into an investor rights and option agreement with REIG and IRSA pursuant to which we will grant REIG the option to buy up to 5,700,000 additional common shares at a price of $3.00 per share, which option is exercisable at any time prior to August 4, 2014.  If at any time after August 4, 2011 the closing price for our common shares on the New York Stock Exchange exceeds $5.00 for twenty consecutive trading days, we may call in and cancel the option in exchange for the issuance to REIG of common shares with an aggregate value equal to the volume weighted average price per common share for the twenty trading days prior to the exercise of the call option, less the option price, multiplied by the number of common shares remaining under the option.  The investor rights and option agreement also grants REIG certain preemptive rights to participate in future issuances of equity securities by us for so long as REIG beneficially owns at least 5% of our outstanding common shares.

We will also enter into a trustee designation agreement with REIG and IRSA pursuant to which we will appoint Eduardo S. Elsztain, Chairman of IRSA, to our board of trustees as a Class II trustee.  The trustee designation agreement also permits REIG to designate one of two non-voting observers to attend any meeting of the board of trustees if Mr. Elsztain is unable to attend.  For so long as REIG beneficially owns at least 10% of our outstanding common shares, we will agree to recommend to the shareholders the election of Mr. Elsztain or a qualified replacement to the board of trustees.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Hunton & Williams LLP.  In addition, the summaries of legal matters contained in the section of the accompanying prospectus under the heading “Federal Income Tax Consequences of Our Status as a REIT” and in the section of this prospectus supplement under the heading “Additional Federal Income Tax Considerations” are based on the opinion of Hunton & Williams LLP.

EXPERTS

The consolidated financial statements and schedule of Hersha Hospitality Trust as of December 31, 2008 and 2007, and for each of the years in the three year period ended December 31, 2008, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. KPMG LLP has also audited the effectiveness of our internal control over financial reporting as of December 31, 2008.

The consolidated financial statements of Mystic Partners, LLC and subsidiaries for the year ended December 31, 2006 incorporated in this prospectus by reference to the Annual Report on Form 10-K of Hersha Hospitality Trust for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.